Exhibit 21.1

Subsidiaries of Bullish

Name of Subsidiary	Jurisdiction of Organization

BMC1	Cayman Islands
BTH	Cayman Islands
Bullish Global	Cayman Islands
Bullish (GI) Limited	Gibraltar